                      MEMORANDUM DESCRIBING EQUITRUST LIFE
              INSURANCE COMPANY'S ISSUANCE, TRANSFER AND REDEMPTION
                     PROCEDURES FOR ITS INDIVIDUAL FLEXIBLE
              PREMIUM LAST SURVIVOR VARIABLE LIFE INSURANCE POLICIES
                            (VARIABLE ACCOUNT I)

         This memorandum sets forth the administrative procedures that will be followed by EquiTrust Life Insurance Company (the "Company") in connection with the issuance of its individual flexible premium last survivor variable life insurance policy (the "Policy") and acceptance of payments thereunder, the transfer of assets held thereunder and the redemption by policyowners of their interests in the Policies. Certain terms used herein have the same definition as in the prospectus for the Policy that is included in the registration statement on Form S-6 (File No. 333-31482) as filed with the Securities and Exchange Commission ("Commission" or "SEC").

         1.   PURCHASE AND RELATED TRANSACTIONS.

         Set forth below is a summary of the principal Policy provisions and administrative procedures which might be deemed to constitute, either directly or indirectly, a "purchase" transaction. The summary shows that, because of the insurance nature of the Policies, the procedures involved necessarily differ in certain significant respects from the purchase procedures for mutual funds and annuity plans.

         (a) PREMIUM PAYMENTS. Premiums for the Policies will not be the same for all policyowners selecting the same specified amount. An initial premium, together with a completed application, must be received by the Company before a Policy will be issued. The minimum amount of an initial premium is equal to the greater of (1) $100, or (2) an amount that, when reduced by the premium expense charge, will be sufficient to pay the monthly deduction for the first policy month. Other than the initial premium, the Company does not require the payment of an additional premium, and failure to pay an additional premium will not of itself cause a Policy to lapse. The Company expects that most policyowners will choose to pay planned periodic premiums -- that is, level premiums at regular intervals. The Policy provides, however, that a policyowner may pay premiums in addition to planned periodic premiums (i.e., unscheduled premiums) if (i) either Joint Insured is then living; (ii) the additional premium is at least $100; and (iii) the premium does not cause total premiums paid to exceed the maximum premium limitation for the Policy established by federal tax law. The Company reserves the right to limit the number and amount of unscheduled premium payments. In the event that a tendered premium causes total premiums paid to exceed the maximum premium limitation for the Policies established by federal tax law, the Company will return the portion of such premium which causes total premiums to exceed such limitation.

         The Policy will remain in force so long as the net accumulated value (the accumulated value reduced by any policy debt and increased by any unearned loan interest) is sufficient to pay the monthly deduction which consists of charges for the cost of insurance, additional insurance benefits and administrative expenses. Thus, the amount of the premium, if any, that must be paid to keep the Policy in force depends upon the amount of the monthly deduction and the net accumulated value of the Policy, which in turn depends upon the investment experience of the Subaccounts of the Variable Account (see "Allocating Net Premiums" in the prospectus).

         The cost of insurance rate utilized in computing the cost of insurance charge will not be the same for each policyowner. The chief reason is that the principle of pooling and distribution of mortality risks is based upon the assumption that the cost of insuring each insured is commensurate with his or her mortality risk, which is actuarially determined based upon factors such as the Joint Insured's Joint Equal Attained Age, sex and premium class. Accordingly, while not all Joint Insureds will be subject to the same cost of insurance rate, there will be a single rate for all Joint Insureds in a given actuarial category.

         The Policies will be offered and sold pursuant to established underwriting standards in accordance with state insurance laws. State insurance laws prohibit unfair discrimination, but recognize that premiums and charges must be based upon factors such as age, sex, health and occupation.

         (b) INITIAL PREMIUM PROCESSING. Upon receipt of a completed application for a Policy, the Company will follow certain insurance underwriting (i.e., evaluation of risk) procedures designed to determine whether the proposed Joint Insureds are insurable. This process may involve medical examinations or other verification procedures and may require that certain further information be provided by the applicants before a determination can be made. A Policy will not be issued until this underwriting procedure has been completed. The effective date of insurance coverage under the Policy will be the latest of (i) the policy date, (ii) if an amendment to the initial application is required pursuant to the Company's underwriting rules, the date the Joint Insureds sign the last such amendment, or (iii) the date on which the full initial premium is received by the Company at its Administrative Office. The policy date will be the later of
(i) the date of the initial application, or (ii) if additional medical or other information is required pursuant to the Company's underwriting rules, the date such information is received by the Company at its Administrative Office. The policy date may also be any other date mutually agreed to by the Company and the policyowner. If the policy date would fall on the 29th, 30th or 31st of any month, the policy date will instead be the 28th of such month. Applicants who pay the initial premium at the time of submission of the application will be issued a conditional receipt which provides that if the applicant dies during the underwriting period, he or she will receive the death benefit provided for in such conditional receipt if he or she would have been found to be insurable under the Company's normal underwriting procedures. The initial net premium (the initial premium reduced by a premium expense charge of 7%) will be allocated automatically to the Declared Interest Option as of the policy date. Net premium will be allocated to the Declared Interest Option if the premium is received either (1) before the date the Company receives a signed notice from the Joint Insureds that the Policy has been received or (2) before the end of 25 days after the Delivery Date (the date the policy is issued and mailed to the Joint Insureds). Upon the earlier of (1) or (2) above, the accumulated value in the Declared Interest Option will be automatically allocated, without charge, among the Subaccounts and the Declared Interest Option in accordance with the Joint Insureds' allocation instructions. Any premiums received after (1) or
(2) above will be allocated in accordance with the Joint Insureds' instructions.

        (c) PREMIUM ALLOCATION. The policyowner may allocate net premiums among the Subaccounts or the Declared Interest Option. The Variable Account currently has 15 Subaccounts, each of which invests exclusively in one of the following Investment Options offered by the Funds:

    - Value Growth Portfolio                    - International Stock Portfolio
    - High Grade Bond Portfolio                 - Appreciation Portfolio
    - High Yield Bond Portfolio                 - Disciplined Stock Portfolio
    - Money Market Portfolio                    - Growth & Income Portfolio
    - Blue Chip Portfolio                       - International Equity Portfolio
    - Equity Income Portfolio                   - Small Cap Portfolio
    - Mid-Cap Growth Portfolio                  - New America Growth Portfolio
    - Personal Strategies Balanced Portfolio.

The Funds are series-type mutual funds and are registered with the Securities and Exchange Commission as open-end diversified management investment companies.

         The policyowner must indicate the initial allocation of premiums in the application for the Policy. Net premiums will continue to be allocated in accordance with the policyowner's allocation instructions in the application unless contrary written instructions are received by the Company. The change will take effect on the date the written notice is received at the Administrative Office. Once a change in allocation is made, all future net premiums will be allocated in accordance with the new allocation instructions, unless contrary written instructions are provided by the policyowner. The minimum percentage of each premium that may be allocated to any Subaccount or the Declared Interest Option is 10%; fractional percentages are not permitted. No charge is imposed for any change in net premium allocation.

          (d) REINSTATEMENT. Prior to the maturity date, a terminated policy (other than a surrendered Policy) may be reinstated at any time within five years of the monthly deduction day immediately preceding the grace period which expired without payment of the required premium (see "Policy Lapse and Reinstatement" in the prospectus). In order to reinstate a Policy, a policyowner must submit: (i) a written application for reinstatement signed by the Joint Insureds and the policyowner; (ii) evidence of insurability satisfactory to the Company;
(iii) payment of a premium that, after deduction of the premium expense charge, is at least sufficient to keep the Policy in force for three months; and (iv) an amount equal to the monthly cost of insurance charge for the two policy months prior to lapse. To the extent that the Company did not deduct the First Year Monthly Administrative Charge for a total of 12 Policy Months prior to lapse, this administrative charge will continue to be deducted following reinstatement of the Policy until such charges have been assessed, both before and after the lapse, for a total of 12 Policy Months. The effective date of reinstatement will be the monthly deduction day coinciding with or next following the date of approval by the Company of the application for reinstatement.

         (e) REPAYMENT OF POLICY DEBT. A loan made under the Policy will be subject to interest charges at the loan interest rate stated in the Policy from the date that the loan is made. The loan interest rate is not fixed. The maximum annual loan interest rate charged will be the higher of the "Published Monthly Average of the Composite Yield on Seasoned Corporate Bonds" as published by Moody's Investors Service, Inc., (or any successor thereto) for the calendar month ending two months before the date on which the rate is determined; or 5.5%. Outstanding policy debt may be repaid in whole or in part prior to the maturity date at any time during the Joint Insureds' lifetimes so long as the Policy is in force. Any payments made by the policyowner while there is outstanding policy debt are treated first as repayment of policy debt, unless the owner indicates otherwise. When a repayment of the debt is made, the portion of the accumulated value in the Declared Interest Option securing the repaid portion of the policy debt will no longer be segregated within the Declared Interest Option as security for policy debt, but will remain in the Declared Interest

Option unless and until transferred to the Variable Account by the policyowner.

         (f) CORRECTION OF MISSTATEMENT OF AGE OR SEX. If either Joint Insureds' age or sex was misstated in an application, the Company will recalculate the accumulated value to be the amount it would have been had the cost of insurance been based on the correct age and sex of that Joint Insured.

         2.   TRANSFERS AMONG SUBACCOUNTS.

         Amounts may be transferred among the Subaccounts an unlimited number of times per year. Only one transfer per policy year may be made between the Declared Interest Option and the Variable Account. The amount of this transfer must be at least $100 or, if less than $100, the total accumulated value in the Subaccount, or the total accumulated value in the Declared Interest Option reduced by any outstanding policy debt. The Company may, at its discretion, waive the $100 minimum requirement. The transfer will be effective as of the end of the valuation period during which the request is received at the Administrative Office. The first transfer in each policy year will be made without charge; each time amounts are subsequently transferred in that policy year, a transfer charge of $25 will be assessed. Transfers resulting from the making of policy loans will not be considered transfers for the purposes of these limitations and charges. All transfers effected on the same day will be considered a single transfer for purposes of these limitations and charges. Transfers are made by written request to the Administrative Office.

         3.   REDEMPTION PROCEDURES - SURRENDER AND RELATED TRANSACTIONS

         This section outlines those procedures which might be deemed to constitute redemptions under the Policy. These procedures differ in certain significant respects from the redemption procedures for mutual funds and annuity plans.

         (a) SURRENDER FOR ACCUMULATED VALUE. At any time prior to the maturity date while the Policy is in force, a policyowner may surrender the Policy in whole or make a partial withdrawal from the policy by sending a written request to the Company at its Administrative Office. A partial withdrawal fee equal to the lesser of $25 or 2.0% of the amount requested will be payable upon each partial withdrawal. A partial withdrawal must be at least $500 and cannot exceed the lesser of (1) the net surrender value less $500, or (2) 90% of the net surrender value. If not paid in cash, the partial withdrawal fee will be deducted from the accumulated value.

         The amount payable on complete surrender of the Policy is the net accumulated value at the end of the valuation period during which the surrender request is received, less the surrender charge, if not paid in cash. The Company will assess the surrender charge during the first ten Policy Years as well as during the first ten years following an increase in Specified Amount. This charge is an amount per $1,000 of Specified Amount which declines to $0 in the eleventh year and varies by Joint Equal Age, underwriting category, and Policy Year. If the entire net accumulated value is surrendered, all insurance in force will terminate.

         The Policyowner may request that the proceeds of a complete surrender or partial withdrawal be paid in a lump sum or under one of the payment options specified in the Policy.

         A partial withdrawal will be allocated among the Subaccounts and Declared Interest Option in accordance with the written instructions of the policyowner. If no such instructions are received with the request for partial withdrawal, the partial withdrawal will be allocated among the Subaccounts and Declared Interest Option in the same proportion that the accumulated value in each of the Subaccounts and the accumulated value in the Declared Interest Option, reduced by any outstanding Policy Debt, bears to the total accumulated value, reduced by any outstanding Policy Debt, on the date the request is received at the Administrative Office.

         Surrender proceeds ordinarily will be mailed to the policyowner within seven days after the Company receives a signed request for a surrender at its Administrative Office, although payments may be postponed whenever: (i) the New York Stock Exchange is closed other than customary weekend and holiday closing, or trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission ("Commission"); (ii) the Commission by order permits postponement for the protection of policyowners; or (iii) an emergency exists, as determined by the Commission, as a result of which disposal of securities is not reasonably practicable, or it is not reasonably practicable to determine the value of the net assets of the Variable Account. Payments under the Policy which are derived from any amount paid to the Company by check or draft may be postponed until such time as the Company is satisfied that the check or draft has cleared the bank upon which it is drawn.

         (b) PAYMENT OF DEATH PROCEEDS. So long as the Policy remains in force, the Company will, upon due proof of the last death of the Joint Insureds, pay the death proceeds to the primary or a contingent beneficiary (or if no beneficiary survives the last Joint Insured, to the policyowner or his estate). If the Joint Insureds die simultaneously, the Company will pay one-half of the death proceeds to each Joint Insured's beneficiary. In determining the amount of the death proceeds, the death benefit will be reduced by any outstanding policy debt and increased by any unearned loan interest and any premiums paid after the date of death. The amount of the death benefit payable under a Policy will depend upon the death benefit option in effect at the time of the last Joint Insured's death. Under Option A, the death benefit will be equal to the greater of (i) the sum of the current specified amount and the accumulated value, or (ii) the accumulated value multiplied by the specified amount factor. Under Option B, the death benefit will be equal to the greater of
(i) the current specified amount, or (ii) the accumulated value multiplied by the specified amount factor. Accumulated value will be determined as of the end of the Business Day coinciding with or immediately following the date of death. The specified amount factors referred to above are determined by the "cash value corridor" mandated by Section 7702 of the Internal Revenue Code. The specified amount factor is 2.50 for a Joint Insureds' Joint Equal Attained Age 40 or below on the date of death. For Joint Insureds with a Joint Equal Attained Age over 40 on the date of death, the factor declines with age as shown in the Specified Amount Factor Table in the Policy.

         The death proceeds will be paid to the beneficiary in one lump sum or under any of the payment options described in the prospectus. The Company may also provide other payment options in the future.

         If either Joint Insured is still alive and the Policy is in force on the maturity date (i.e., the Joint Insureds' Joint Equal Attained Age 115), the Company will pay the policyowner the accumulated value of the Policy reduced by any outstanding policy debt.

         All payments of death benefits and maturity proceeds are ordinarily mailed within seven days after the Company receives due proof of the last death of the Joint Insureds or within seven days of the maturity date, unless a payment option is chosen. However, payment may be delayed for more than seven days under the same circumstances described above with respect to surrender payments.

         (c) POLICY LOANS. So long as the Policy remains in force and has a positive net accumulated value, a policyowner may borrow money from the Company at any time using the Policy as the sole security for the policy loan. The maximum amount that may be borrowed at any time is 90% of the accumulated value as of the end of the valuation period during which the request for the policy loan is received at the Administrative Office, less any previously outstanding policy debt. Policy debt equals the sum of all unpaid policy loans and any due and unpaid policy loan interest. Policy debt may be repaid in whole or in part any time during the Joint Insureds' lifetimes and before the maturity date so long as the Policy is in force.

         When a policy loan is made, an amount equal to the policy loan will be segregated within the Declared Interest Option as security for the policy loan. If, immediately prior to the policy loan, the accumulated value in the Declared Interest Option less policy debt outstanding immediately prior to such policy loan is less than the amount of such policy loan, the difference will be transferred from the Subaccounts which have accumulated value in the same proportions that the Policy's accumulated value in each Subaccount bears to the Policy's total accumulated value in the Variable Account. No charge will be made for those transfers. Accumulated values will be determined as of the end of the valuation period during which the request for the policy loan is received at the Administrative Office.

         Policy loan proceeds normally will be mailed to the policyowner within seven days after receipt of a written request. Postponement of a policy loan may take place under the same circumstances described above with respect to surrender payments.

         Amounts segregated within the Declared Interest Option as security for policy debt will bear interest at an effective annual rate equal to the greater of 4% or the current effective loan interest rate minus no more than 3% as determined and declared by the Company. The interest credited will remain in the Declared Interest Option unless and until transferred by the policyowner to the Variable Account, but will not be segregated within the Declared Interest Option as security for policy debt.

         The interest rate charged on policy loans is not fixed. Initially, it will be the rate shown in the Policy on the policy data page. The maximum annual loan interest rate will be no greater than the "Published Monthly Average Composite Yield on Seasoned Corporate Bonds" as published by Moody's Investors Service, Inc., or any successor thereto for the calendar month ending two months before the date on which the rate is determined; or 5.5%. The Company may at any time elect to change the interest rate. The Company will send notice of any change in rate to the policyowner. The new rate will take effect on the Policy Anniversary coinciding with or next following the date the rate is changed.

         Interest is payable in advance at the time any policy loan is made (for the remainder of the policy year) and on each policy anniversary thereafter (for the entire policy year) so long as there is policy debt outstanding. Interest payable at the time a policy loan is made will be subtracted from the loan proceeds. Thereafter, interest not paid when due will be added to the existing policy debt and bear interest at the same rate charged for policy loans. An amount equal to unpaid interest will be segregated within the Declared Interest Option in the same manner that amounts for policy loans are segregated within the Declared Interest Option.

         Because interest is charged in advance, any interest that has not been earned will be added to the death benefit payable at the last death of the Joint Insureds and to the accumulated value upon complete surrender, and will be credited to the accumulated value in the Declared Interest Option upon repayment of policy debt.

         (d) POLICY TERMINATION. The Policy will terminate and lapse only when net accumulated value is insufficient on a monthly deduction day to cover the monthly deduction and a grace period expires without payment of a sufficient premium. A grace period of 61 days begins on the date on which the Company sends written notice of any insufficiency to the policyowner. The notice will be sent to the policyowner's last known address on file with the Company. The notice will specify the premium payment that, if received during the grace period, will be sufficient to keep the Policy in force. If the Company does not receive the premium payment on or before the last day of the grace period, the Policy will terminate and insurance coverage and all rights thereunder will cease. Insurance coverage will continue during the grace period. The amount of the premium sufficient to keep the Policy in force beyond the grace period, when reduced by the premium expense charge, is an amount equal to three times the monthly deduction due on the monthly deduction day immediately preceding the grace period. A terminated Policy (other than a surrendered Policy) may be reinstated prior to the maturity date at any time within five years of the monthly deduction day immediately preceding the grace period which expired without payment of the required premium (see "Reinstatement" in the prospectus).

         (e) CANCELLATION PRIVILEGE. The policyowner may cancel the Policy by delivering or mailing written notice or sending a telegram to the Company at its Administrative Office, and returning the Policy to the Company at its Administrative Office before midnight of the 20th day after receipt of the Policy. (Certain states may provide for 30 days in which to cancel a policy in a replacement situation). The Company will refund, within seven days after receipt of the notice of cancellation and the returned Policy at its Administrative Office, an amount equal to the greater of the premiums paid or (a) the accumulated value of the Policy on the business day on or next following the date the Policy is received by the Company at its Administrative Office plus (b) any premium expense charges which were deducted from premiums plus (c) monthly deductions made on the policy date and any monthly deduction day plus (d) amounts approximating daily charges against the Variable Account.

         (f) SPECIAL TRANSFER PRIVILEGE. A policyowner may, at any time prior to the maturity date while the Policy is in force, convert the Policy to a flexible premium fixed-benefit last survivor life insurance policy by requesting that all of the accumulated value in the Variable Account be transferred to the Declared Interest Option. The policyowner may exercise this special transfer privilege once each policy year. Once a policyowner exercises the special transfer privilege, all future premium payments will automatically be credited to the Declared Interest Option, until such time as the policyowner requests a change in allocation. No charge will be imposed for any transfers resulting from the exercise of this special transfer privilege.

         (g) POLICY SPLIT OPTIONS. The Joint Insureds may split the Policy into two single-life policies, one on each of the Joint Insureds, upon (1) a divorce or annulment with respect to the marriage of the Joint Insureds, or (2) certain changes in the Federal Estate Tax Law resulting in reductions in the Unlimited Marital Deduction, the Federal Unified Credit, or the Federal Estate

Tax. However, the Policy cannot be split after the first death of the Joint Insureds.

         In order to elect this option, the Joint Insureds must provide the Company with written notice within 90 days after the effective date of one of the events listed above. If elected, each new policy will be issued for no more than one-half of the Specified Amount of the Policy. The Net Surrender Value will be divided and allocated in proportion to the Specified Amount of each new policy.

         If the Joint Insureds are the owners of this Policy, each will be the owner of their new policy however, if the Joint Insureds are not the owners of the Policy, then the owners of the Policy will be the owners of each new policy (upon which election there will be a taxable event). The new policies will be issued based on the age and premium class for each Joint Insured on the effective date of the election. These new policies must fit the Company's single-life issue limits in effect at the time of the election and will be subject to the same charges as those in effect for regularly underwritten policies.